UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

3Q19

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS CONSOLIDATED NET INCOME OF COP 879 BILLION FOR THE THIRD QUARTER OF 2019.

•	Gross loans grew 11.7% when compared to 3Q18 and 3.4% during the quarter. The quarterly growth shows a moderate trend in the credit demand in Colombia. Peso-denominated loans grew 10.5% when compared to 3Q18.

•	Net interest income was COP 2.78 trillion for 3Q19, increasing by 8.3% when compared to 3Q18. This increase is mainly explained by the growth in the loan book. Net interest income decreased by 3.7% during the quarter due to an adjustment in accrued interest associated to stage 3 clients.

•	The annualized net interest margin for the quarter was 5.5%. The margin decreased by 40 basis points during the quarter explained by an adjustment in accrued interest associated to stage 3 clients. The margin decreased 30 basis points when compared to 3Q18.

•	Provision charges for the quarter were COP 723 billion and the coverage ratio for 90-day past due loans was 191.0%. Provision charges decreased by 28.3% when compared to 3Q18 and by 11.4% compared to 2Q19. New past due loans totaled COP 91 billion for the quarter.

•	Efficiency was 49.3% during the last twelve months. Operating expenses increased by 10.5% when compared to 3Q18 and 3.0% when compared to 2Q19.

•	Tier 1 ratio was 9.7% on September 30, 2019 and decreased by 52 basis points when compared to September 30, 2018. The capital adequacy ratio was 12.7%.

November 6, 2019. Medellin, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the third quarter of 20191. For the quarter ended on September 30, 2019 (“3Q19”), Bancolombia reported consolidated net income of COP 879 billion, or COP 913.45 per share - USD 1.05 per ADR. This net income represents a decrease of 6.2% compared to the quarter ended on June 30, 2019 (“2Q19”) and an increase of 61.7% compared to the quarter ended on September 30, 2018 (“3Q18”).

1. This report corresponds to the interim unaudited consolidated financial information of BANCOLOMBIA S.A. and its subsidiaries (“BANCOLOMBIA” or “The Bank”) which Bancolombia controls, amongst others, by owning directly or indirectly, more than 50% of the voting capital stock. This financial information has been prepared based on financial records generated in accordance with International Financial Reporting Standards – IFRS. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. The financial information for the quarter ended September 30, 2019 is not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

. BANCOLOMBIA’s first IFRS financial statements will cover the year ending in 2015. CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate, October 1, 2019 $3,477.45 = US$ 1

1

3Q19

BANCOLOMBIA: Summary of consolidated financial quarterly results

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	3Q18	2Q19	3Q19	3Q19/2Q19	3Q19/3Q18
ASSETS
Net Loans	154,728,427	167,871,470	173,408,287	3.30%	12.07%
Investments	15,721,358	19,095,332	19,947,001	4.46%	26.88%
Other assets	36,205,543	43,978,380	43,499,938	-1.09%	20.15%
Total assets	206,655,328	230,945,182	236,855,226	2.56%	14.61%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	130,334,802	145,613,200	150,044,204	3.04%	15.12%
Other liabilities	51,453,513	58,109,807	57,868,509	-0.42%	12.47%
Total liabilities	181,788,315	203,723,007	207,912,713	2.06%	14.37%
Non-controlling interest	1,715,901	1,827,959	1,952,162	6.79%	13.77%
Shareholders' equity	23,151,112	25,394,216	26,990,351	6.29%	16.58%
Total liabilities and shareholders' equity	206,655,328	230,945,182	236,855,226	2.56%	14.61%

Interest income	3,965,553	4,427,495	4,353,470	-1.67%	9.78%
Interest expense	(1,397,178)	(1,538,189)	(1,571,540)	2.17%	12.48%
Net interest income	2,568,375	2,889,306	2,781,930	-3.72%	8.31%
Net provisions	(1,008,625)	(815,684)	(722,832)	-11.38%	-28.33%
Fees and income from service, net	667,311	754,611	781,350	3.54%	17.09%
Other operating income	341,064	335,754	333,216	-0.76%	-2.30%
Total Dividends received and equity method	78,085	103,688	67,372	-35.02%	-13.72%
Total operating expense	(1,847,055)	(1,981,013)	(2,040,809)	3.02%	10.49%
Profit before tax	799,155	1,286,662	1,200,227	-6.72%	50.19%
Income tax	(213,442)	(323,117)	(304,210)	-5.85%	42.53%
Net income before non-controlling interest	585,713	963,545	896,017	-7.01%	52.98%
Non-controlling interest	(42,494)	(27,356)	(17,436)	-36.26%	-58.97%
Net income	543,219	936,189	878,581	-6.15%	61.74%

PRINCIPAL RATIOS		Quarter		As of
	3Q18	2Q19	3Q19	3Q18	3Q19
PROFITABILITY
Net interest margin (1) from continuing operations	5.71%	5.90%	5.54%	5.73%	5.69%
Return on average total assets (2) from continuing operations	1.05%	1.64%	1.49%	1.08%	1.54%
Return on average shareholders´ equity (3)	9.43%	15.00%	13.41%	9.70%	13.91%
EFFICIENCY
Operating expenses to net operating income	50.46%	48.51%	51.49%	50.97%	49.84%
Operating expenses to average total assets	3.57%	3.47%	3.47%	3.63%	3.49%
Operating expenses to productive assets	4.10%	4.04%	4.07%	4.16%	4.08%
CAPITAL ADEQUACY
Shareholders' equity to total assets	11.20%	11.00%	11.33%	11.20%	11.33%
Technical capital to risk weighted assets	13.66%	12.94%	12.71%	13.66%	12.71%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS from continuing operations	0.76	1.21	1.05	2.32	3.17
Net income per share $COP from continuing operations	564.78	973.34	913.45	1,722.45	2,753.20
P/BV ADS (4)	1.29	1.55	1.53	1.29	1.53
P/BV Local (5) (6)	1.33	1.46	1.41	1.33	1.41
P/E (7) from continuing operations	13.93	10.20	11.26	13.71	11.21
ADR price	41.72	51.04	49.45	41.72	49.45
Common share price (8)	31,900	38,640	39,500	31,900	39,500
Weighted average of Preferred Shares outstanding	961,827,000	961,827,000	961,827,000	961,827,000	961,827,000
USD exchange rate (quarter end)	2,972.18	3,205.67	3,477.45	2,972.18	3,477.45

(1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange. (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter.

2

3Q19

1.	BALANCE SHEET

1.1.	Assets

As of September 30, 2019, Bancolombia’s assets totaled COP 236,855 billion, which represents an increase of 2.6% compared to 2Q19 and of 14.6% compared to 3Q18.

During the quarter, the COP depreciated 8.5% versus the USD and over the past 12 months, it depreciated 17.0%.

The increase in total assets during the quarter is largely explained by the growth in the loan book.

1.2.	Loan Portfolio

The following table shows the composition of Bancolombia’s loans by type and currency:

(COP Million)	Amounts in COP		Amounts in USD converted to COP		Amounts in USD (thousands)		Total
(1 USD = 3477,45 COP)	3Q19	3Q19/2Q19	3Q19	3Q19/2Q19	3Q19	3Q19/2Q19	3Q19	3Q19/2Q19
Commercial loans	78,774,193	-0.06%	40,955,446	4.78%	11,777,436	-3.41%	119,729,639	1.54%
Consumer loans	27,364,123	6.91%	11,432,227	11.97%	3,287,532	3.22%	38,796,350	8.35%
Mortgage loans	13,053,833	1.53%	11,196,128	9.71%	3,219,637	1.14%	24,249,961	5.15%
Small business loans	732,961	2.23%	541,676	7.91%	155,768	-0.52%	1,274,638	4.57%
Interests paid in advance	(20,307)	313.40%	-	0.00%	-	0.00%	(20,307)	313.40%
Gross loans	119,904,804	1.63%	64,125,477	6.87%	18,440,374	-1.48%	184,030,281	3.39%

In 3Q19, gross loans increased by 3.4% when compared to 2Q19. Peso-denominated loans grew 10.5% and the dollar-denominated loans (expressed in USD) decreased by 2.5% when compared to 3Q18.

As of September 30, 2019, the operations in Banco Agricola in El Salvador, Banistmo in Panama and BAM in Guatemala, represented 27% of total gross loans.

Gross loans denominated in currencies other than COP, originated by the operations in Central America, the offshore operation of Bancolombia Panama, Puerto Rico and the USD denominated loans in Colombia, accounted for 34.8% and increased by 6.9% during 3Q19 (when expressed in COP), explained mainly by the depreciation of the COP against the USD during the quarter.

Total reserves (allowances in the balance sheet) for loan losses increased by 5.0% during the quarter and totaled COP 10,622 billion, equivalent to 5.8% of gross loans at the end of the quarter.

For further explanation regarding coverage of the loan portfolio and credit quality trends, (see section 2.4. Asset Quality, Provision Charges and Balance Sheet Strength).

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO						% of total loans
(COP million)	3Q18	2Q19	3Q19	3Q19/2Q19	3Q19/3Q18
Commercial	112,484,706	117,908,795	119,729,639	1.54%	6.44%	65.1%
Consumer	29,552,136	35,805,632	38,796,350	8.35%	31.28%	21.1%
Mortgage	21,605,510	23,062,696	24,249,961	5.15%	12.24%	13.2%
Microcredit	1,078,080	1,218,954	1,274,638	4.57%	18.23%	0.7%
Interests received in advance	(4,380)	(4,912)	(20,307)	313.40%	363.60%	0.0%
Total loan portfolio	164,716,053	177,991,165	184,030,281	3.39%	11.73%	100.0%
Allowance for loan losses	(9,987,626)	(10,119,695)	(10,621,994)	4.96%	6.35%
Total loans, net	154,728,427	167,871,470	173,408,287	3.30%	12.07%

3

3Q19

1.3.	Investment Portfolio

As of September 30, 2019, Bancolombia’s net investment portfolio totaled COP 19,947 billion, increasing by 4.5% from the end of 2Q19 and by 26.9% from the end of 3Q18.

At the end of 3Q19, the debt securities portfolio had a duration of 20.4 months and a weighted average yield to maturity of 4.5%.

1.4.	Goodwill and intangibles

As of 3Q19, Bancolombia’s goodwill and intangibles totaled COP 7,648 billion, increasing by 8.0% compared to 2Q19. This variation is explained by the depreciation of the COP against the USD during the quarter.

1.5.	Funding

As of September 30, 2019, Bancolombia’s liabilities totaled COP 207,913 billion, increasing by 2.1% from the end of 2Q19 and by 14.4% compared to 3Q18.

Deposits by customers totaled COP 150,044 billion (or 72.2% of liabilities) at the end of 3Q19, increasing by 3.0% when compared to 2Q19 and by 15.1% over the last 12 months. The net loans to deposits ratio was 115.6% at the end of 3Q19 increasing when compared to 115.3% at the end of 2Q19.

Bancolombia’s funding strategy during the last months has been to reduce the average life and cost of time deposits and promote saving and checking accounts in the consumer segment in order to keep the funding cost at a minimum. The objective is to build and maintain ample liquidity and stable margins.

Funding mix	3Q18		2Q19		3Q19
COP Million
Checking accounts	20,436,265	12%	21,647,728	11%	22,656,648	12%
Saving accounts	53,926,535	32%	60,605,107	32%	61,053,267	31%
Time deposits	54,742,421	32%	62,392,389	33%	65,403,609	34%
Other deposits	5,577,801	3%	8,118,310	4%	6,008,975	3%
Long term debt	19,176,927	11%	18,953,882	10%	21,129,087	11%
Loans with banks	16,922,913	10%	17,359,913	9%	17,574,077	9%
Total Funds	170,782,862	100%	189,077,329	100%	193,825,663	100%

1.6.	Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 3Q19 was COP 26,990 billion, increasing by 6.3% compared to 2Q19 and by 16.6% when compared to 3Q18.

Bancolombia’s capital adequacy ratio was 12.71% in 3Q19, 371 basis points above the minimum 9% required by the Colombian regulator, while the basic capital ratio (Tier 1) to risk weighted assets was 9.72%, 522 basis points above the regulatory minimum of 4.5%.

The tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 8.2% at the end of 3Q19.

During 2019, Bancolombia has generated capital organically due to the appropriation of earnings in March 2019. The annual increase in the RWA is mainly explained by the growth in the loan book and the depreciation of the COP against the USD.

4

3Q19

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	3Q18%		2Q19%		3Q19%
Basic capital (Tier I)	19,331,181	10.24%	19,994,668	9.90%	20,517,980	9.72%
Additional capital (Tier II)	6,449,636	3.42%	6,152,808	3.05%	6,321,398	2.99%
Technical capital (1)	25,780,818		26,147,476		26,839,378
Risk weighted assets including market risk	188,734,013		202,045,333		211,126,069
CAPITAL ADEQUACY (2)		13.66%		12.94%		12.71%

(1) Technical capital is the sum of basic and additional capital.

(2) Capital adequacy is technical capital divided by risk-weighted assets.

5

3Q19

2.	INCOME STATEMENT

Net income totaled COP 879 billion in 3Q19, or COP 913.45 per share - USD 1.05 per ADR. This net income represents a decrease of 6.2% compared to 2Q19 and an increase of 61.7% compared to 3Q18. Bancolombia’s annualized ROE for 3Q19 was 13.4%.

2.1.	Net Interest Income

Net interest income totaled COP 2,782 billion in 3Q19, 3.7% less than the one reported in 2Q19, and 8.3% more than the figure for 3Q18. The decreased during the quarter is explained by an adjustment in accrued interest associated to stage 3 clients. This adjustment is offset by lower provision expenses, therefore it does not have an impact on the bank's net income.

During 3Q19, the investment, interest rate derivatives and repos portfolio generated COP 236 billion, up by 30.0% from 2Q19.

Net Interest Margin

The annualized net interest margin decreased to 5.5% in 3Q19. The annualized net interest margin for investments was 3.1%, and the annualized net interest margin of the loan portfolio was 5.8%, increasing compared to the one reported in 2Q19. The reduction in the margin is explained by an adjustment in accrued interest associated to stage 3 clients.

Annualized Interest
Margin	3Q18	2Q19	3Q19
Loans' Interest margin	6.1%	6.0%	5.8%
Debt investments' margin	1.9%	4.7%	3.1%
Net interest margin	5.8%	5.9%	5.5%

Total funding cost decreased slightly during 3Q19. Savings and checking accounts represented the same proportion of the total funding as in 2Q19, and the annualized average weighted cost of deposits was 2.85% in 3Q19, same figure when compared to 2Q19 and decreasing 1 basis point compared to 3Q18.

Average weighted
funding cost	3Q18	2Q19	3Q19
Checking accounts	0.00%	0.00%	0.00%
Saving accounts	1.82%	1.79%	1.70%
Time deposits	4.97%	4.89%	4.94%
Total deposits	2.86%	2.85%	2.85%
Long term debt	6.01%	5.75%	5.93%
Loans with banks	2.31%	2.62%	2.41%
Total funding cost	3.13%	3.11%	3.10%

2.2.	Fees and Income from Services

During 3Q19, net fees and income from services totaled COP 781 billion, increasing by 3.5% compared to 2Q19, and by 17.1% compared to 3Q18. The positive annual performance in fees is due to higher volumes of transactions and the good performance of credit and debit cards, trust services and bancassurance.

Fees from credit and debit cards increased by 6.7% compared to 2Q19 and by 22.6% compared to 3Q18. Fees from asset management and trust services increased by 5.8% compared to 2Q19 and by 12.0% compared to 3Q18, due to an increase in the assets under management. Fees from our bancassurance business increased by 6.6% compared to 2Q19 and by 22.9% with respect to 3Q18.

6

3Q19

The following table summarizes Bancolombia’s market share in the credit card business in Colombia:

ACCUMULATED CREDIT CARD BILLING			%	2019
(COP millions)	Aug-18	Aug-19	Growth	Market Share
Bancolombia VISA	5,442,065	6,234,865	14.57%	11.44%
Bancolombia Mastercard	4,255,720	5,482,974	28.84%	10.06%
Bancolombia American Express	2,369,946	2,469,744	4.21%	4.53%
Total Bancolombia	12,067,731	14,187,583	17.57%	26.02%
Colombian Credit Card Market	47,833,227	54,519,793	13.98%

CREDIT CARD MARKET SHARE			%	2019
(Outstanding credit cards)	Aug-18	Aug-19	Growth	Market Share
Bancolombia VISA	882,728	960,163	8.77%	5.49%
Bancolombia Mastercard	985,074	1,041,774	5.76%	5.96%
Bancolombia American Express	583,351	596,382	2.23%	3.41%
Total Bancolombia	2,451,153	2,598,319	6.00%	14.87%
Colombian Credit Card Market	16,929,707	17,479,100	3.25%

Source: Superintendencia Financiera de Colombia

2.3.	Other Operating Income

Total other operating income was COP 333 billion in 3Q19, decreasing by 0.8% compared to 2Q19 and by 2.3% compared to 3Q18.

Revenues from operating leases totaled COP 161 billion in 3Q19, increasing by 1.4% compared to 2Q19 and by 1.7% compared to those reported in 3Q18. The annual increase is due to higher volumes of operations and delivered assets under leasing.

2.4.	Asset Quality, Provision Charges and Balance Sheet Strength

The principal balance for past due loans (those that are overdue for more than 30 days) totaled COP 7,563 billion at the end of 3Q19 and represented 4.2% of total gross loans, decreasing by 6.9% compared to 2Q19, when past due loans represented 4.7% of total gross loans. During 3Q19, Charge-offs totaled COP 650 billion.

The coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 129.6% at the end of 3Q19, increasing compared to 113.9% at the end of 2Q19.

The deterioration of the loan portfolio (new past due loans including charge-offs) was COP 91 billion in 3Q19. Provision charges (net of recoveries) totaled COP 723 billion in 3Q19. During the quarter, Consorcio Express was restructured by COP 705 billion, which caused the net impairment to be lower than in previous quarters.

Provisions as a percentage of the average gross loans were 1.6% for 3Q19 and 1.9% for the last 12 months. Cost of risk excluding the corporate cases (Ruta del Sol and Consorcio Express) was 1.3% for 3Q19 and 1.6% for the last 12 months. Regarding Ruta del Sol, there were additional provisions by COP 155 billion in 3Q19.

7

3Q19

Bancolombia maintains a strong balance sheet supported by an adequate level of loan loss reserves. Allowances (for the principal) for loan losses totaled COP 9,806 billion, or 5.5% of total loans at the end of 3Q19, decreasing when compared to 2Q19.

The following tables present key metrics related to asset quality:

ASSET QUALITY	As of
(COP millions)	3Q18	2Q19	3Q19
Total 30-day past due loans	8,118,514	8,122,246	7,563,180
Allowance for loan losses (1)	9,111,049	9,249,001	9,805,577
Past due loans to total loans	5.09%	4.71%	4.24%
Allowances to past due loans	112.23%	113.87%	129.65%
Allowance for loan losses as a percentage of total loans	5.71%	5.36%	5.49%

(1) Allowances are reserves for the principal of loans.

PDL Per Category			30 days
	% Of loan Portfolio	3Q18	2Q19	3Q19
Commercial loans	65.1%	4.29%	4.02%	3.38%
Consumer loans	21.1%	5.61%	4.85%	4.74%
Mortgage loans	13.2%	8.06%	7.53%	7.18%
Microcredit	0.7%	11.75%	11.85%	11.45%
PDL TOTAL		5.09%	4.71%	4.24%

PDL Per Category			90 days
	% Of loan Portfolio	3Q18	2Q19	3Q19
Commercial loans	65.1%	3.64%	3.32%	2.80%
Consumer loans	21.1%	2.97%	2.55%	2.57%
Mortgage loans*	13.2%	3.63%	3.59%	3.43%
Microcredit	0.7%	8.08%	7.73%	7.88%
PDL TOTAL		3.55%	3.23%	2.88%

* Mortgage loans that were overdue were calculated for past due loans for 120 days instead of 90 days.

2.5.	Operating Expenses

During 3Q19, operating expenses totaled COP 2,041 billion, increasing by 3.0% with respect to 2Q19 and by 10.5% with respect to 3Q18.

Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 855 billion in 3Q19, increasing by 8.0% compared to 2Q19 and by 13.5% compared to 3Q18.

During 3Q19, administrative expenses totaled COP 722 billion, decreasing by 8.0% compared to 2Q19 and by 2.0% as compared to 3Q18.

Depreciation and amortization expenses totaled COP 222 billion in 3Q19, increasing by 23.8% compared to 2Q19 and by 68.6% compared to 3Q18, explain by the implementation of IFRS 16, as well as, higher expenses related to foreclosures.

As of September 30, 2019, Bancolombia had 30,900 employees, owned 989 branches, 6,083 ATMs, 15,299 banking agents and served more than 14 million customers.

2.6.	Taxes

Income tax expense was COP 304 billion for 3Q19, decreasing by 5.9% when compared to the income tax registered in 2Q19, and increasing by 42.5% compared to 3Q18.

8

3Q19

3.	BREAK DOWN OF OPERATIONS

The following table summarizes the financial statements of our operations in each country.

BANCOLOMBIA S.A. (STAND ALONE) - COLOMBIA

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	3Q18	2Q19	3Q19	3Q19/2Q19	3Q19/3Q18
ASSETS
Gross loans	115,612,740	126,484,707	127,784,162	1.03%	10.53%
Allowances for loans	(8,276,291)	(8,211,548)	(8,445,981)	2.85%	2.05%
Investments	17,353,442	20,480,268	20,379,708	-0.49%	17.44%
Other assets	17,203,478	21,816,959	21,097,278	-3.30%	22.63%
Total assets	141,893,370	160,570,385	160,815,167	0.15%	13.34%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	84,645,861	95,585,754	95,515,990	-0.07%	12.84%
Other liabilities	40,921,449	48,293,495	48,460,652	0.35%	18.42%
Total liabilities	125,567,310	143,879,249	143,976,642	0.07%	14.66%
Shareholders' equity	16,326,059	16,691,136	16,838,525	0.88%	3.14%
Total liabilities and shareholders' equity	141,893,370	160,570,385	160,815,167	0.15%	13.34%

Interest income	3,011,024	3,399,936	3,344,106	-1.64%	11.06%
Interest expense	(1,085,060)	(1,219,043)	(1,251,848)	2.69%	15.37%
Net interest income	1,925,963	2,180,893	2,092,258	-4.06%	8.63%
Net provisions	(895,289)	(680,600)	(533,955)	-21.55%	-40.36%
Fees and income from service, net	402,785	496,792	509,829	2.62%	26.58%
Other operating income	151,372	118,055	121,803	3.17%	-19.53%
Total operating expense	(1,248,111)	(1,371,780)	(1,382,773)	0.80%	10.79%
Profit before tax	336,721	743,360	807,162	8.58%	139.71%
Income tax	(154,113)	(213,006)	(232,846)	9.31%	51.09%
Net income	182,608	530,354	574,317	8.29%	214.51%

BANISTMO- PANAMA

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	3Q18	2Q19	3Q19	3Q19/2Q19	3Q19/3Q18
ASSETS
Gross loans	22,519,736	24,788,707	26,762,497	7.96%	18.84%
Allowances for loans	(708,515)	(796,364)	(921,459)	15.71%	30.06%
Investments	3,067,872	3,537,769	4,013,750	13.45%	30.83%
Other assets	3,272,935	4,047,533	4,388,165	8.42%	34.07%
Total assets	28,152,028	31,577,645	34,242,953	8.44%	21.64%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	18,694,296	20,620,376	22,547,100	9.34%	20.61%
Other liabilities	6,444,067	7,489,303	7,871,105	5.10%	22.14%
Total liabilities	25,138,364	28,109,679	30,418,205	8.21%	21.00%
Shareholders' equity	3,013,664	3,467,966	3,824,748	10.29%	26.91%
Total liabilities and shareholders' equity	28,152,028	31,577,645	34,242,953	8.44%	21.64%

Interest income	405,220	481,397	473,744	-1.59%	16.91%
Interest expense	(149,987)	(183,238)	(193,517)	5.61%	29.02%
Net interest income	255,233	298,160	280,227	-6.01%	9.79%
Net provisions	(60,257)	(45,967)	(100,655)	118.97%	67.04%
Fees and income from service, net	46,634	48,777	55,934	14.67%	19.94%
Other operating income	10,886	(3,143)	15,260	-585.55%	40.18%
Total operating expense	(154,720)	(168,516)	(179,766)	6.68%	16.19%
Profit before tax	97,776	129,310	71,000	-45.09%	-27.38%
Income tax	(17,133)	(18,821)	(10,537)	-44.02%	-38.50%
Net income	80,642	110,488	60,463	-45.28%	-25.02%

9

3Q19

BANCO AGRÍCOLA- EL SALVADOR

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	3Q18	2Q19	3Q19	3Q19/2Q19	3Q19/3Q18
ASSETS
Gross loans	9,629,506	10,808,172	11,977,433	10.82%	24.38%
Allowances for loans	(388,956)	(445,106)	(500,786)	12.51%	28.75%
Investments	673,037	795,426	878,444	10.44%	30.52%
Other assets	3,143,424	3,787,272	4,140,328	9.32%	31.71%
Total assets	13,057,010	14,945,763	16,495,420	10.37%	26.33%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	9,331,147	10,670,736	11,734,209	9.97%	25.75%
Other liabilities	2,094,468	2,584,955	2,865,595	10.86%	36.82%
Total liabilities	11,425,615	13,255,691	14,599,804	10.14%	27.78%
Shareholders' equity	1,631,395	1,690,072	1,895,616	12.16%	16.20%
Total liabilities and shareholders' equity	13,057,010	14,945,763	16,495,420	10.37%	26.33%

Interest income	227,039	267,444	276,568	3.41%	21.82%
Interest expense	(62,622)	(71,268)	(77,027)	8.08%	23.00%
Net interest income	164,417	196,176	199,540	1.71%	21.36%
Net provisions	(26,953)	(14,172)	(41,005)	189.34%	52.13%
Fees and income from service, net	45,789	50,497	53,304	5.56%	16.41%
Other operating income	721	(170)	3,093	-1915.95%	328.75%
Total operating expense	(104,288)	(108,851)	(127,844)	17.45%	22.59%
Profit before tax	79,686	123,479	87,088	-29.47%	9.29%
Income tax	(35,665)	(34,352)	(26,886)	-21.73%	-24.62%
Net income	44,021	89,128	60,203	-32.45%	36.76%

GRUPO AGROMERCANTIL HOLDING – GUATEMALA

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	3Q18	2Q19	3Q19	3Q19/2Q19	3Q19/3Q18
ASSETS
Gross loans	9,182,744	10,474,996	11,641,601	11.14%	26.78%
Allowances for loans	(433,581)	(525,280)	(605,911)	15.35%	39.75%
Investments	1,452,086	1,272,319	1,497,191	17.67%	3.11%
Other assets	2,102,252	2,336,695	2,211,021	-5.38%	5.17%
Total assets	12,303,501	13,558,730	14,743,901	8.74%	19.84%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	8,552,252	9,502,479	10,437,476	9.84%	22.04%
Other liabilities	2,568,322	2,795,149	2,933,909	4.96%	14.23%
Total liabilities	11,120,574	12,297,628	13,371,385	8.73%	20.24%
Non-controlling interest	19,987	19,718	20,036	1.61%	0.25%
Shareholders' equity	1,162,940	1,241,384	1,352,480	8.95%	16.30%
Total liabilities and shareholders' equity	12,303,501	13,558,730	14,743,901	8.74%	19.84%

Interest income	246,278	233,305	249,461	6.92%	1.29%
Interest expense	(96,249)	(103,866)	(109,194)	5.13%	13.45%
Net interest income	150,030	129,440	140,266	8.36%	-6.51%
Net provisions	(47,990)	(87,891)	(53,567)	-39.05%	11.62%
Fees and income from service, net	26,700	34,226	32,827	-4.09%	22.95%
Other operating income	10,576	13,098	14,121	7.81%	33.52%
Total operating expense	(122,841)	(114,745)	(122,393)	6.67%	-0.36%
Profit before tax	16,475	(25,872)	11,254	-143.50%	-31.69%
Income tax	287	11,789	(1,624)	-113.78%	-666.64%
Net income before non-controlling interest	16,762	(14,083)	9,630	-168.38%	-42.55%
Non-controlling interest	(746)	(305)	(566)	85.34%	-24.08%
Net income	16,016	(14,389)	9,064	-162.99%	-43.41%

10

3Q19

4.	RECENT DEVELOPMENTS

•	July 12, 2019. Bancolombia S.A. announced that its subsidiaries Fiduciaria Bancolombia and Banca de Inversion Bancolombia, have closed the sale to TMF Group Americas B.V of 100% of the shares of FiduPeru S.A, a trust services company incorporated and with operations in Peru, transaction that was disclosed last November 26, 2018.

•	July 19, 2019. Bancolombia S.A. announced that completed the issuance and placement of an offering of sustainable bonds (Bonos sostenibles) in an aggregate principal amount of six hundred fifty seven thousand million pesos (COP $657,000,000,000) in the Segundo Mercado exchange, with a term of 5 years and an interest rate of IBR + 1,60%. The proceeds from the offering will be used to finance sustainability projects including renewable energy, energetic efficiency, cleaner production, social infrastructure, and access to housing, among others, in accordance with international standards contemplated by the Sustainability Bond Guidelines.

The IIC (Interamerican Investment Corporation) and the IDB (Interamerican Development Bank), acquired all the bonds in the offering.

•	November 5, 2019. The Colombian Constitutional Court ruled that the 4% income tax surcharge applicable to Financial Institutions during 2019 was not constitutional and as a result, should be eliminated. This ruling has immediate effect.

11

3Q19

5.	BANCOLOMBIA Company Description (NYSE: CIB)

GRUPO BANCOLOMBIA is a full service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 14 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of: Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore and local (Banistmo S.A.) banking subsidiaries in Panama, Guatemala, Cayman and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

12

3Q19

BALANCE SHEET				Growth
(COP million)	Sep-18	Jun-19	Sep-19	sep-19 / jun-19	sep-19 / sep-18	% of Assets	% of Liabilities
ASSETS
Cash and balances at central bank	13,860,509	17,230,789	16,538,443	-4.02%	19.32%	6.98%
Interbank borrowings	1,797,802	2,494,428	1,747,137	-29.96%	-2.82%	0.74%
Reverse repurchase agreements and other similar secured lend	1,693,536	618,371	401,167	-35.13%	-76.31%	0.17%
Financial assets investments	15,721,358	19,095,332	19,947,001	4.46%	26.88%	8.42%
Derivative financial instruments	1,168,618	1,677,614	2,292,926	36.68%	96.21%	0.97%
Loans and advances to customers	164,716,053	177,991,165	184,030,281	3.39%	11.73%	77.70%
Allowance for loan and lease losses	(9,987,626)	(10,119,695)	(10,621,994)	4.96%	6.35%	-4.48%
Investment in associates and joint ventures	1,802,640	2,244,945	2,283,729	1.73%	26.69%	0.96%
Goodwill and Intangible assets, net	6,597,390	7,080,419	7,647,515	8.01%	15.92%	3.23%
Premises and equipment, net	3,171,141	3,200,163	3,367,311	5.22%	6.19%	1.42%
Investment property	1,702,201	1,768,443	1,922,097	8.69%	12.92%	0.81%
Right of use assets	-	1,717,742	1,752,734	2.04%	100.00%	0.74%
Prepayments	316,419	349,956	549,433	57.00%	73.64%	0.23%
Tax receivables	867,368	1,056,098	1,260,434	19.35%	45.32%	0.53%
Deferred tax	732,206	1,400,678	359,727	-74.32%	-50.87%	0.15%
Assets held for sale and inventories	566,908	643,218	522,145	-18.82%	-7.90%	0.22%
Other assets	1,928,805	2,495,516	2,855,140	14.41%	48.03%	1.21%
Total assets	206,655,328	230,945,182	236,855,226	2.56%	14.61%	100.00%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposit by customers	130,334,802	145,613,200	150,044,204	3.04%	15.12%	63.35%	72.17%
Interbank Deposits	1,889,628	1,827,599	1,920,483	5.08%	1.63%	0.81%	0.92%
Derivative financial instrument	969,802	1,471,516	1,752,774	19.11%	80.74%	0.74%	0.84%
Borrowings from other financial institutions	15,033,285	15,532,314	15,653,594	0.78%	4.13%	6.61%	7.53%
Debt securities in issue	19,176,927	18,953,882	21,129,087	11.48%	10.18%	8.92%	10.16%
Lease liability	-	1,994,165	1,901,466	-4.65%	100.00%	0.80%	0.91%
Preferred shares	569,017	555,152	569,477	2.58%	0.08%	0.24%	0.27%
Repurchase agreements and other similar secured borrowing	4,348,220	7,150,334	5,078,295	-28.98%	16.79%	2.14%	2.44%
Liabilities relating to assets held for sale	154,790	2,234	-	-100.00%	-100.00%	0.00%	0.00%
Current tax	571,045	676,547	760,470	12.40%	33.17%	0.32%	0.37%
Deferred tax	1,873,392	2,289,104	1,247,699	-45.49%	-33.40%	0.53%	0.60%
Employees benefit plans	130,911	126,847	743,891	486.45%	468.24%	0.31%	0.36%
Other liabilities	6,736,496	7,530,113	7,111,273	-5.56%	5.56%	3.00%	3.42%
Total liabilities	181,788,315	203,723,007	207,912,713	2.06%	14.37%	87.78%	100.00%
SHAREHOLDERS' EQUITY
Share Capital	480,914	480,914	480,914	0.00%	0.00%	0.20%
Additional paid-in-capital	4,857,454	4,857,454	4,857,454	0.00%	0.00%	2.05%
Appropriated reserves	9,940,172	10,654,090	10,412,822	-2.26%	4.75%	4.40%
Retained earnings	5,288,377	6,231,525	7,354,354	18.02%	39.07%	3.10%
Accumulated other comprehensive income (loss), net of tax	2,584,195	3,170,233	3,884,807	22.54%	50.33%	1.64%
Stockholders’ equity attributable to the owners of the parent company	23,151,112	25,394,216	26,990,351	6.29%	16.58%	11.40%
Non-controlling interest	1,715,901	1,827,959	1,952,162	6.79%	13.77%	0.82%
Total liabilities and equity	206,655,328	230,945,182	236,855,226	2.56%	14.61%	100.00%

13

3Q19

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Sep-18	Sep-19	sep-19 / sep-18	3Q 18	2Q 19	3Q 19	3Q 19 / 2Q 19	3Q 19 / 3Q 18
Interest income and expenses
Interest on loans and financial leases
Commercial	5,385,931	5,500,476	2.13%	1,812,679	1,885,001	1,793,689	-4.84%	-1.05%
Consumer	3,067,506	3,833,440	24.97%	1,049,558	1,299,786	1,334,151	2.64%	27.12%
Small business loans	165,859	107,844	-34.98%	58,144	37,140	34,478	-7.17%	-40.70%
Mortgage	1,415,765	1,487,826	5.09%	441,353	519,042	468,146	-9.81%	6.07%
Leasing	1,424,001	1,430,855	0.48%	462,748	487,442	470,750	-3.42%	1.73%
Interest income on loans and financial leases	11,459,062	12,360,441	7.87%	3,824,482	4,228,411	4,101,214	-3.01%	7.24%
Interest income on overnight and market funds	25,323	53,089	109.65%	8,490	17,228	15,830	-8.11%	86.45%
Interest and valuation on Investments at amortized cost
Debt investments, net	91,669	116,777	27.39%	2,244	40,038	41,001	2.41%	1727.14%
Net gains from investment activities at fair value through income statement
Debt investments	319,654	806,942	152.44%	143,275	303,570	298,168	-1.78%	108.11%
Derivatives	11,396	(209,339)	-1936.95%	(3,404)	(110,125)	(34,115)	-69.02%	902.20%
Repos	(40,583)	(155,786)	283.87%	(12,780)	(50,234)	(66,598)	32.58%	421.11%
Other	(8,486)	(6,031)	-28.93%	3,246	(1,393)	(2,030)	45.73%	-162.54%
Total Net gains from investment activities at fair value through profit and loss	281,981	435,786	54.54%	130,337	141,818	195,425	37.80%	49.94%
Total Interest and valuation on investments	373,650	552,563	47.88%	132,581	181,856	236,426	30.01%	78.33%
Total interest and valuation	11,858,035	12,966,093	9.34%	3,965,553	4,427,495	4,353,470	-1.67%	9.78%
Interest expense
Borrowing costs	(420,795)	(484,415)	15.12%	(149,133)	(160,696)	(159,035)	-1.03%	6.64%
Overnight funds	(12,117)	(16,855)	39.10%	(6,949)	(5,907)	(6,464)	9.43%	-6.98%
Debt securities in issue	(844,390)	(864,093)	2.33%	(285,000)	(279,562)	(297,248)	6.33%	4.30%
Deposits	(2,896,754)	(3,086,891)	6.56%	(937,961)	(1,038,055)	(1,061,769)	2.28%	13.20%
Preferred Shares Dividends	(43,734)	(43,181)	-1.26%	(14,578)	(13,812)	(14,325)	3.71%	-1.74%
Interest right of use assets	-	(96,280)	100.00%	-	(35,167)	(27,602)	-21.51%	100.00%
Other interest (expense)	(13,221)	(15,818)	19.64%	(3,557)	(4,990)	(5,097)	2.14%	43.29%
Total interest expenses	(4,231,011)	(4,607,533)	8.90%	(1,397,178)	(1,538,189)	(1,571,540)	2.17%	12.48%
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	7,627,024	8,358,560	9.59%	2,568,375	2,889,306	2,781,930	-3.72%	8.31%
Credit impairment charges on loans and advance and financial leases	(3,221,594)	(2,697,045)	-16.28%	(1,160,246)	(968,806)	(866,843)	-10.52%	-25.29%
Recovery of charged-off loans	329,258	422,747	28.39%	123,786	146,804	160,192	9.12%	29.41%
Credit impairment charges on/recoveries on off balance sheet credit instruments	25,890	(11,869)	-145.84%	17,166	3,563	(19,096)	-636.02%	-211.24%
Credit impairment charges/recoveries on investments	10,669	4,725	-55.71%	10,669	2,755	2,915	5.81%	-72.68%
Total credit impairment charges, net	(2,855,777)	(2,281,442)	-20.11%	(1,008,625)	(815,684)	(722,832)	-11.38%	-28.33%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	4,771,247	6,077,118	27.37%	1,559,750	2,073,622	2,059,098	-0.70%	32.01%
Fees and comissions income
Banking services	419,595	494,630	17.88%	140,811	161,129	173,773	7.85%	23.41%
Credit and debit card fees and commercial establishments	1,164,887	1,341,493	15.16%	384,802	442,135	471,856	6.72%	22.62%
Brokerage	21,270	19,417	-8.71%	6,624	6,674	6,171	-7.54%	-6.85%
Acceptances and Guarantees	42,450	41,848	-1.42%	13,481	13,706	13,793	0.63%	2.31%
Trust and Securities	298,865	330,236	10.50%	102,672	108,603	114,950	5.84%	11.96%
Investment banking	23,064	22,131	-4.04%	6,296	9,992	10,097	1.05%	60.37%
Bancassurance	364,367	450,513	23.64%	133,370	153,769	163,884	6.58%	22.88%
Payments and Collections	417,322	454,448	8.90%	134,700	152,621	156,782	2.73%	16.39%
Other	132,557	180,890	36.46%	51,545	63,323	65,221	3.00%	26.53%
Fees and comission income	2,884,377	3,335,606	15.64%	974,302	1,111,952	1,176,526	5.81%	20.76%
Fees and comission expenses
Banking services	(396,435)	(467,822)	18.01%	(137,063)	(143,898)	(162,176)	12.70%	18.32%
Other	(441,712)	(618,758)	40.08%	(169,928)	(213,443)	(233,000)	9.16%	37.12%
Fees and comission expenses	(838,147)	(1,086,580)	29.64%	(306,991)	(357,341)	(395,176)	10.59%	28.73%
Total fees and comissions, net	2,046,230	2,249,026	9.91%	667,311	754,611	781,350	3.54%	17.09%
Other operating income
Derivatives FX contracts	17,242	294,900	1610.36%	67,192	(22,794)	384,803	1788.18%	472.69%
Net foreign exchange	72,242	(161,697)	-323.83%	(51,849)	56,080	(393,537)	-801.74%	659.01%
Hedging	10,244	767	-92.51%	3,657	(9,558)	6,251	165.40%	70.93%
Operating leases	459,912	487,406	5.98%	158,636	158,982	161,254	1.43%	1.65%
Gains (or losses) on sale of assets	38,154	59,321	55.48%	18,258	21,537	23,031	6.94%	26.14%
Other reversals	2,581	4,672	81.02%	675	484	3,235	568.39%	379.26%
Other	352,560	396,356	12.42%	144,495	131,023	148,179	13.09%	2.55%
Total other operating income	952,935	1,081,725	13.52%	341,064	335,754	333,216	-0.76%	-2.30%
Dividends received, and share of profits of equity method investees
Dividends	44,475	56,570	27.20%	15,288	10,417	21,411	105.54%	40.05%
Equity investments	25,202	24,528	-2.67%	4,874	3,980	5,160	29.65%	5.87%
Equity method	171,541	186,113	8.49%	57,923	54,118	41,403	-23.49%	-28.52%
Gains (Losses) on sale of subsidiaries and associates	-	72,489	100.00%	-	35,173	(602)	-101.71%	100.00%
Total dividends received, and share of profits of equity method investees	241,218	339,700	40.83%	78,085	103,688	67,372	-35.02%	-13.72%
Total operating income, net	8,011,630	9,747,569	21.67%	2,646,210	3,267,675	3,241,036	-0.82%	22.48%

14

3Q19

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Sep-18	Sep-19	sep-19 / sep-18	3Q 18	2Q 19	3Q 19	3Q 19 / 2Q 19	3Q 19 / 3Q 18
Operating expenses
Salaries and employee benefits	(1,946,538)	(2,094,063)	7.58%	(650,487)	(693,150)	(704,950)	1.70%	8.37%
Bonuses	(315,893)	(394,535)	24.90%	(103,085)	(98,259)	(150,047)	52.71%	45.56%
Other administrative and general expenses	(2,171,190)	(2,203,838)	1.50%	(737,306)	(785,043)	(722,237)	-8.00%	-2.04%
Tax contributions and other tax burden	(549,817)	(552,376)	0.47%	(158,956)	(167,543)	(183,039)	9.25%	15.15%
Impairment, depreciation and amortization	(363,211)	(581,136)	60.00%	(131,879)	(179,492)	(222,289)	23.84%	68.56%
Other expenses	(192,355)	(169,218)	-12.03%	(65,342)	(57,526)	(58,247)	1.25%	-10.86%
Total operating expenses	(5,539,004)	(5,995,166)	8.24%	(1,847,055)	(1,981,013)	(2,040,809)	3.02%	10.49%
Profit before tax	2,472,626	3,752,403	51.76%	799,155	1,286,662	1,200,227	-6.72%	50.19%
Income tax	(719,582)	(1,018,469)	41.54%	(213,442)	(323,117)	(304,210)	-5.85%	42.53%
Profit for the year from continuing operations	1,753,044	2,733,934	55.95%	585,713	963,545	896,017	-7.01%	52.98%
Non-controlling interest	(96,349)	(85,836)	-10.91%	(42,494)	(27,356)	(17,436)	-36.26%	-58.97%
Net income attributable to equity holders of the Parent Company	1,656,695	2,648,098	59.84%	543,219	936,189	878,581	-6.15%	61.74%

15

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: November 6, 2019	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance